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                                                              Exhibit 1
                                                              ---------

                                   AGREEMENT

                                 June 27, 1994

         K N Energy, Inc. ("KN"), American Oil and Gas Corporation ("AOG") and Cabot Corporation ("Cabot"), in connection with the proposed merger of AOG with a subsidiary of KN (the "Merger"), hereby agree as follows:

         1. AOG and/or its subsidiaries have asserted certain claims against Cabot and/or its subsidiaries under a Stock Purchase Agreement dated June 30, 1989 among Cabot Transmission Corporation ("CTC"), Cabot and The Maple Gas Corporation (the "Maple Claims") and under the Amended and Restated Omnibus Acquisition Agreement dated November 13, 1989 among AOG, Cabot and CTC, as amended. In addition, a final settlement has not yet been reached between AOG and Cabot pursuant to the Amended and Restated Basket Agreement dated as of June 30, 1990 among AOG, American Pipeline Company, Cabot and CTC, as amended (the "Basket Agreement"); and it is hereby agreed that (i) the Initial Settlement Date provided for in the Basket Agreement shall be extended until the later of June 30, 1995 or one of the conditions (a) or (b) set forth in
Section 2 hereof shall have occurred and (ii) the condition that the Basket Agreement be terminated prior to consummation of the Merger is hereby waived.

         2. KN and AOG agree that following the Merger, neither KN nor AOG will commence any proceedings (litigation, arbitration or other) against Cabot with respect to any matter, and that Cabot need not respond to or discuss any claims asserted by KN or AOG in correspondence or otherwise (and that Cabot's not responding to any such assertions shall not be taken as an admission or acquiescence by Cabot), until such time as one or both of the following conditions are met:

               (a)  Cabot owns less than 10% of KN's voting stock; or

               (b) the Securities and Exchange Commission has entered an order which exempts Cabot from being treated as a public utility holding company under the Public Utility Holding Company Act of 1935 and expressly permits Cabot to take any and all actions it deems appropriate to resolve any claims that Cabot may have against KN or AOG, or which may be asserted by them against Cabot, including without limitation meetings and discussions with KN, AOG and their respective officers, directors or other representatives, initiating or defending litigation or arbitration, participating in mediation efforts, or otherwise.
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Provided, however, that if one or both of the foregoing conditions (a) and (b)
are met and subsequently cease to be met (i.e. Cabot's stock ownership of KN decreases below 10% and then increases above 10% pursuant to the exercise of certain warrants Cabot will hold to buy KN shares, or such order is entered and is then withdrawn or modified), KN and AOG shall not commence any further proceedings against Cabot and shall take all steps necessary to suspend all proceedings that may have been initiated, until such time as one or both of such conditions (a) and (b) are again satisfied. Further provided, that if neither of the foregoing conditions (a) or (b) shall have occurred by August 1, 1996, then Cabot shall pay $2 million to AOG with respect to the Maple Claims, which payment shall be without prejudice to Cabot's right to assert that it has no liability to AOG with respect to the Maple Claims, or that any liability Cabot may have is less than $2 million, and without prejudice to AOG's right to assert that Cabot's liability to AOG with respect to the Maple Claims is greater than $2 million; and upon final determination of the liability, if any, of Cabot to AOG with respect to the Maple Claims (the proceedings for which shall not be commenced or prosecuted except when one or both of the conditions
(a) or (b) are satisfied), Cabot shall pay to AOG, or AOG shall pay to Cabot, the amount by which Cabot's liability to AOG with respect to the Maple Claims is determined to be greater or less than $2 million, as the case may be.

      3. Nothing herein shall relieve AOG and KN of any obligation to give Cabot timely notice of any claims.

      4. Cabot hereby agrees that with respect to any claim as to which AOG or KN has given Cabot notice that is both timely under any applicable agreement and within the applicable statute of limitations, but as to which AOG or KN is unable to commence proceedings within the applicable statute of limitations because of Section 2 of this Agreement, the applicable statute of limitations shall be deemed extended to 60 days after AOG or KN is next permitted under Section 2 of this Agreement to commence such proceedings.

      5. AOG and KN hereby agree that in case any applicable statute of limitations for a claim by Cabot against AOG or KN would expire at a time when Cabot owns more than 10% of the outstanding voting stock of KN and there is not in effect an order of the Securities and Exchange Commission as described in condition (b) of Section 2, the applicable statute of limitations shall be deemed extended to 60 days after Cabot no longer owns more than 10% of the voting stock of KN or has obtained such an order. AOG and KN further agree that upon Cabot's request at any time when neither of conditions (a) and (b) of
Section 2 has been and remains satisfied, they will cooperate with Cabot to suspend any such proceedings until such time as one or both of such conditions
(a) and (b) are satisfied.


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      6.  If at any time when AOG or KN would not be permitted under Section 2 of this Agreement to commence proceedings against Cabot a governmental unit or body shall conduct any investigation or proceedings (i) relating to the remediation (or the recovery of costs associated with the remediation) of any property formerly owned by Cabot or one of its subsidiaries and subsequently owned by AOG or one or its subsidiaries, or (ii) as a result of substances originating from or used at any such property, AOG and KN agree not to seek to assert any claim against Cabot or to affirmatively assert that Cabot is responsible for any such remediation or costs. The foregoing agreement by KN and AOG to defer taking any action against Cabot by reason of the matters described in the foregoing sentence shall be without prejudice to their rights, if any, to commence an action against Cabot for indemnification with respect to such matters at such time as such an action would be permitted under Section 2 of this Agreement. If KN or AOG shall breach their obligations under this
Section 6, then Cabot shall be entitled to recover from the party or parties responsible for such breach, jointly and severally, as liquidated damages, an amount equal to the costs incurred by Cabot in defending or paying any claim asserted by KN or AOG, or by any governmental unit or any third party as a result of the breach by KN or AOG, or in conducting any remediation that AOG or KN may assert that Cabot is responsible for in breach of this Section 6.

      7. Nothing herein shall be deemed an agreement by Cabot that AOG or KN is entitled to assert any Maple Claims against Cabot.

      8. Each provision of this Agreement applicable to a party shall be deemed to apply to each of its subsidiaries (and such party will cause each of its subsidiaries to comply therewith) to the extent necessary to carry out the purpose and intent of this Agreement, which is to enable Cabot to defer all disputes between Cabot and its subsidiaries on the one hand and KN and its subsidiaries (including AOG following the Merger) on the other hand until one or both of conditions (a) and (b) of Section 2 are satisfied.

      EXECUTED in one or more counterparts as a sealed instrument to be governed by and construed in accordance with Massachusetts law as of the date first above written.

CABOT CORPORATION                          KN ENERGY, INC.

By: /s/ Samuel W. Bodman                   By: /s/ Larry D. Hall
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         Chairman                              AMERICAN OIL AND GAS
                                                 CORPORATION

                                           By: /s/ David M. Carmichael
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